Mail Stop 4561

November 9, 2006

By U.S. Mail and Facsimile to (214) 661-6688

Johnathan Godshall
President and Chief Executive Officer
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re: Trulite, Inc.
       Amendment No. 6 to Registration Statement on Form 10-SB
       Filed October 5, 2006
       File No. 0-51696

Dear Mr. Godshall:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that the company should have filed a Form 8-K under Item 5.02(a) in regard to Thomas Sampson's resignation on July 24, 2006. Please advise.

Johnathan Godshall
Trulite, Inc.
November 9, 2006
Page 2

Certain Relationships and Related Transactions, page 40

2.	Please revise to disclose that John T. Moran is under a permanent broker-dealer bar as of December 1994, and that his activities on behalf of the company may be in violation of that bar.

Exhibits

3.	It appears that Exhibits 10.47 through 10.49 and 10.51 through 10.53 have either not been filed or filed under the incorrect exhibit number. Please revise your exhibit list accordingly and file the remaining exhibits. We also note that you state correctly under Director Resignations on page 35 that Mr. Samson's resignation letter has been filed as Exhibit 10.49, while your exhibit list lists it as 10.53.

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Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief